

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 7, 2018

Mr. Renato A. Paraiso
Chief Executive Officer
IA Energy Corp.
24328 Vermont Avenue, Suite 300
Harbor City, California 90710

> **Re: IA Energy Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 21, 2018**
> **File No. 333-220706**

Dear Mr. Paraiso:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements, page 39

1.   Please obtain a revised audit report that contains the day of the month on which it was signed and include it in an amendment to your filing.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale at (202) 551-3464 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

for Amanda Ravitz
Assistant Director
Office of Manufacturing and
Construction